EXHIBIT 99.1

Centerra Gold Announces Highlights of New Life of Mine Plan for the Mount Milligan Mine, Including an Extension of Mine Life to 2033

This news release contains forward-looking information regarding Centerra’s business and operations, see the Cautionary Note Regarding Forward-looking Information on pages 8 to 9. All figures are in United States dollars unless otherwise stated. All references in this document denoted with NG, indicate a “specified financial measure” within the meaning of National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure of the Canadian Securities Administrators. None of these specified measures is a standardized financial measure under International Financial Reporting Standards (“IFRS”) and these measures might not be comparable to similar financial measures disclosed by other issuers. See “Non-GAAP and Other Financial Measures” on pages 37 to 38 in Centerra’s Management’s Discussion & Analysis for the three and six months ended June 30, 2022 for a discussion of the specified financial measures used in this document.

TORONTO, Oct. 04, 2022 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) announces highlights from an updated life of mine (“LOM”) for the Mount Milligan Mine.

Mount Milligan Mine LOM Highlights:

  Increase in proven and probable gold mineral reserves from the 2021 year-end mineral reserve and resources summary by 1.1 million contained ounces (1.8 million to 2.9 million) and copper mineral reserves by 260 million contained pounds (736 million to 996 million). The Mount Milligan Mine deposit contains mineral reserves totaling 246.2 million tonnes at 0.37 g/t gold and 0.18% copper.
  Mine life extended by over four years, extending open pit mining and milling operations to 2033.
  Increase from the 2020 Mount Milligan Technical Report LOM in total payable gold ounces produced by more than 0.8 million ounces (1.1 million to 1.9 million) and payable copper pounds produced by 191 million pounds (560 million pounds to 751 million pounds) from 2022 onwards.
  LOM payable gold production of 1.9 million ounces at a production cost of $502/ounce, an all-in sustaining cost on a by-product basisNG of $756/ounce and all-in cost on a by-product basisNG of $770/ounce.
  Recent inflationary cost pressure will be taken into consideration when the Company updates and discloses the Mount Milligan Mine’s 2023-2025 production and cost guidance in early 2023. The Company’s 2022 guidance remains on track for year-end.
  Net cash flow over the LOM is estimated at $640 million using a gold price of $1,500/ounce and copper price of $3.25/pound and over $1.0 billion at prices of $1,700/ounce of gold and $3.50/pound of copper.
  Mount Milligan’s after-tax net present value (“NPV”) is estimated at $486 million at a 5% discount rate using a gold price of $1,500/ounce and copper price of $3.25/pound and an estimated $797 million at gold and copper prices of $1,700/ounce and $3.50/pound, respectively.
  Significant exploration potential exists for new areas of mineralization.

Mount Milligan Mine Mineral Reserves and Resources

As at December 31, 2021, the Mount Milligan Mine copper-gold porphyry deposit contains combined proven and probable mineral reserves totaling 246.2 million tonnes (“Mt”) at 0.37g/t gold and 0.18% copper, containing 2.9 million ounces of gold and 1.0 billion pounds of copper. The reserves have been classified as approximately 30% proven and 70% probable on a tonnage basis. The mineral reserve within the 2021 reserve pit shell was based on a net smelter return (“NSR”) cut-off value of $7.40/t (C$9.62/t) and used $1,350 per ounce gold and $3.25 per pound copper as the price assumptions.

Table 1-1: Mineral Reserve Statement – Effective Date December 31, 2021

Mineral Reserve Category	Tonnes (kt)	Gold Grade (g/t)	Copper Grade (%)	Contained Gold (koz)	Contained Copper (Mlbs)
Proven	76,477	0.37	0.20	914	337
Probable	169,681	0.37	0.18	2,011	659
Total	246,158	0.37	0.18	2,925	996

1)   CIM definitions were followed for the classification of Mineral Reserves.
2)   Mineral Reserves are estimated at $7.40/t (C$9.62/t) NSR cut-off value using metal prices of $3.25 per pound copper and $1,350 per ounce gold, and an exchange rate of US$1.00/C$1.30.
3)   Figures may not total exactly due to rounding.
4)   As of June 30, 2022, Gold Contained and Copper Contained have been depleted from the above figures by approximately 82koz and 38Mlbs from the above December 31, 2021 reserve balances, respectively.
5)   Production at Mount Milligan is subject to a streaming agreement with RGLD Gold AG and Royal Gold, Inc. (collectively, “Royal Gold”) which entitles Royal Gold to 35% of gold produced and 18.75% of the copper production from the Mount Milligan Mine. Under the stream arrangement, Royal Gold will pay $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered. Mineral reserves and resources for the Mount Milligan property are presented on a 100% basis.

At December 31, 2021, the Mount Milligan deposit also contains a combined measured and indicated mineral resource (exclusive of mineral reserves) of 189.3 Mt at 0.30g/t gold and 0.18% copper (1.8 million ounces of gold and 742 million pounds of copper) and an inferred mineral resource of 5 Mt at 0.47g/t gold and 0.07% copper. The mineral resource within the 2021 resource pit shell was based on a cut-off grade of 0.2% copper-equivalent (“CuEq”) and used $1,550 per ounce gold and $3.50 per pound copper as the price assumptions.

Table 1-2: Mineral Resource Statement – Effective Date December 31, 2021 (exclusive of Mineral Reserves)

Mineral Resource Category	Cut-off CuEq (%)	Tonnes (kt)	Gold Grade (g/t)	Copper Grade (%)	Contained Gold (koz)	Contained Copper (Mlbs)
Measured (M)	0.2	36,529	0.26	0.21	305	169
Indicated (I)	0.2	152,796	0.31	0.17	1,523	573
Total M+I	0.2	189,325	0.30	0.18	1,828	742
Inferred	0.2	4,638	0.47	0.07	70	7

1)   CIM definitions were followed for the classification of Mineral Resources.
2)   Mineral Resources are reported at a 0.2% CuEq cut-off value using assumed metal prices of $3.50 per pound copper and $1,550 per ounce gold, and an exchange rate of US$1.00/C$1.30.
3)   All figures have been rounded to reflect the relative accuracy of the estimates.
4)   Mineral Resources that are not Mineral Reserves do not have a demonstrated economic viability. Mineral Resources reported exclusive of Mineral Reserves.
5)   Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher category.
6)   Production at Mount Milligan is subject to a streaming agreement with Royal Gold which entitles Royal Gold to 35% of gold produced and 18.75% of the copper production from the Mount Milligan Mine. Under the stream arrangement, Royal Gold will pay $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered. Mineral reserves and resources for the Mount Milligan property are presented on a 100% basis.

Table 1-3: Summary of 2022 Mount Milligan Mine Reserves

As at December 31, 2021
	Life of Mine[1]	Sensitivity
Proven & Probable Reserves[1] (Mt)	246.2 Mt at 0.37 g/t gold, 0.18% copper
Contained gold ounces[1] (koz)	2,925
Contained copper pounds[1] (Mlbs)	996
Mine life (years)	11
Annual mill throughput (Mt)	21.9
Average milling rate (tpd)	60,000
Gold recovery (%)	68.0
Copper recovery (%)	80.2
Average annual gold production (oz)	175,000
Average annual copper production (Mlbs)	68
Total ounces payable produced (koz)	1,927
Total pounds payable produced (Mlbs)	751
Gold price ($/oz)	$1,500	$1,700
Copper price ($/lb)	$3.25	$3.50
Production cost ($/oz)	$502	$424
All-in sustaining costNG ($/oz)	$756	$678
Sustaining capitalNG,2 ($M)	$494	$494
Net Cash Flow[3] ($M)	$640	$1,035
NPV (5% discount) ($M)	$486	$797
1) Mineral reserves calculated using a gold price of $1,350 per ounce and copper price of $3.25 per pound.
2) Sustaining capital excludes working capital investments.
3) Net Cash Flow is defined as cash provided by operating activities less cash used in investing activities and lease payments. Net Cash Flow includes cash flow estimates for the year of 2022 of $75 million (life of mine) and $117 million (sensitivity), calculated using the above commodity price assumptions for the full year. The 2022 cash flow estimates will differ from the actual results for the year due to differences in actual prices, costs, foreign exchange rates, and production metrics and estimates.

The open pit was optimized using long-term metal price estimates of $1,350 per ounce gold and $3.25 per pound copper, an exchange rate of US$1.00/C$1.30, and costs related to mining, processing and general and administrative expenses (including site services) and sustaining capital costs. Other factors considered to determine economic viability include metallurgical recoveries, concentrate grades, transportation costs, smelter treatment charges, royalties and streams.

The NSR cut-off was calculated to be $7.40/t (C$9.62/t) which was comprised of the costs for processing and general and administrative operating costs (“opex”) and sustaining capital expendituresNG, taking into account the mine’s expected cost structure. Mining opex and mining sustaining capital expendituresNG are excluded from the NSR cut off calculation. One-time processing or general and administrative sustaining capital expendituresNG items were also excluded from the NSR cut-off calculation.

The Company will continue to optimize the LOM plan. The updated LOM has both expanded the reserves pit shell and increased the gold and copper metal contained within the previous reserves pit shell, with a significant increase in the gold reserves through expanded areas of the pit limits to include gold zones with low copper grades. For the LOM optimization, the material movement and phasing strategies were optimized to smooth out the annual grades, strip ratio and equipment productivities. In addition, due to the geometry of the orebody, build-up of ore stockpile in periods is necessary in advance of lower grade periods as well as ore blending for maximum copper recovery and concentrate quality.

Operating and Capital Costs Summary

Total operating and capital costs over the Mount Milligan Mine’s LOM, net of copper credits, are estimated at $3,502 million.

Table 2-1: Costs Summary - December 31, 2021 LOM

Costs Summary (Total LOM)	$M
Mining (includes costs associated with the tailings storage facility (“TSF”))	990
Milling	1,212
Admin and Plant Services	492
Transportation	168
Selling and Marketing	94
Treatment and Refining	180
Capital	366
Total	3,502

Capital Costs

The LOM capital costs for the Mount Milligan Mine are summarized in the following table:

Table 2-2: Capital Costs Summary - December 31, 2021 LOM

Capital Category	$M
Mining Capital
Mine Equipment Replacement	81
Equipment Component Replacement	151
Sub Total Mining	232
Processing Capital
Process Plant Maintenance	25
Process Plant Operating	8
Water Management	44
Sub Total Processing	77

Long-Term Agreements requiring capitalization (IFRS 16)[1]	57

Total Capital Expenditures (excluding TSF capitalized costs)	366
TSF Capitalization	128
Total Capital Expenditures	494

1)   Consists of the Mount Milligan Mine site major leases that are required to be classified as capital leases in accordance with IFRS 16.

The capital cost estimate assumes investment in and replacement of a portion of the heavy-duty mobile fleet, including investment comprising replacement/addition of eleven haul trucks, eight dozers, two graders, and one loader. The capital costs listed in Table 2-2, consists exclusively of sustaining capital expendituresNG. The cost of mine equipment and component replacement accounts for more than 60% of these LOM sustaining capital requirements (excluding the TSF capitalized costs).

Waste mined at the Mount Milligan Mine is used for routine TSF raises, the cost of which is capitalized as TSF stepout rather than classified as capitalized stripping.

The current mine plan does not contemplate any non-sustaining capital expendituresNG; however, the Company is currently assessing a number of growth projects and may allocate capital to such projects if the economic benefits warrant.

Operating Costs

Operating costs were based on first principle models, which includes current and historical data, for mining, processing and administration for an eleven-year mine life. This includes detailed estimates of personnel for all required roles/functions. Total LOM operating costs are summarized below:

Table 2-3: Operating Costs Summary - December 31, 2021 LOM

	LOM Cost ($’000)	$/tonne[1]
Mining	990,177	$2.13
Milling	1,212,159	$4.99
Administration	491,775	$2.03
Total	2,694,111

1) Unit mining costs per tonne are calculated based on tonnes mined and unit milling and administrative costs have been calculated per tonne processed.

Sensitivities

The following tables depict economic sensitivities to gold price, copper price, change in cost estimates and currency fluctuations to the USD, respectively:

Table 3-1: Sensitivity of NPV to Gold Price Changes

NPV $ millions	Sensitivity to Gold Price at 0%, 5%, and 8% Discount Rates
Discount Rate / Gold Price ($/oz) ($/ounce)	0%	5%	8%
-20%	277	200	168
-10%	459	343	294
$1,500	640	486	421
10%	822	630	547
20%	1004	773	674

Table 3-2: Sensitivity of NPV to Copper Price Changes

NPV $ millions	Sensitivity to Copper Price at 0%, 5% and 8% Discount Rates
Discount Rate / Copper Price ($/lb)	0%	5%	8%
-20%	244	174	146
-10%	442	330	283
$3.25	640	486	421
10%	838	642	558
20%	1037	798	696

Table 3-3: Sensitivity of NPV to the Impact of Change in Total Operating and Capital Cost Estimates

NPV $ millions	Sensitivities to costs at $1,500/oz gold and 5% Discount Rate
Variable	Operating Costs	Capital Costs
-20%	$926	$567
-10%	$706	$527
Base Case	$486	$486
10%	$267	$446
20%	$47	$406

Table 3-4: Sensitivity of NPV to the Impact of Change in Exchange Rate

NPV $ millions	Sensitivity to FX at 0%, 5% and 8% Discount Rates
Discount Rate / FX (USD/CAD)	0%	5%	8%
-20%	($60)	($66)	($66)
-10%	$329	$241	$205
1.30	$640	$486	$421
10%	$895	$687	$598
20%	$1,107	$854	$745

The Company utilizes rolling three-year foreign exchange and diesel hedging programs in order to manage its exposure to adverse fluctuations in the Canadian dollar and diesel fuel prices. Impact from these programs are not factored into the above sensitivities.

Mount Milligan Exploration Potential

Significant exploration potential exists at the Mount Milligan Mine peripheral to the current open pit and within the wider tenement holdings. Ongoing resource expansion drilling on the west wall of the pit (DWBX and Goldmark zones) and below the current ultimate open pit boundary (MBX and WBX Deep zones) continues to be successful with the assays returned to date being of similar or higher grade to the current block model. Exploration drilling for both shallow (Great Eastern fault) and deep (Great Eastern stock) copper-gold mineralization immediately to the east of the current ultimate open pit boundary has returned a number of significant intersections. The shallow copper-gold intersections at Great Eastern fault support the potential for future resource growth. Exploration drilling is currently underway to further define the potential for economic resources in these areas with mineralization remaining open at depth below and adjacent to the current ultimate open-pit boundary. Exploration for both shallow structurally controlled, high gold-low copper style mineralization and for shallow gold and copper porphyry mineralization, is continuing to the north of the open pit (Oliver zone), west of the open pit (North Slope, Goldmark, Southern Star West zones) and to the south of the open pit (South Boundary, Rainbow Extension zones).

Outside of the immediate Mount Milligan deposit, greenfield exploration to identify new porphyry copper-gold deposits and low sulphidation epithermal gold-silver deposits within the Mount Milligan tenement package continues.

NI 43-101 Technical Report

This LOM will be included in a new technical report to be filed within 45 days following this news release (the “2022 Mount Milligan Technical Report”). The 2022 Mount Milligan Technical Report will include revisions to the resource model, metallurgical recoveries, capital and operating cost estimates, NSR cut-off value, and the LOM open pit design. The technical report will be prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and will be filed on SEDAR and EDGAR during the fourth quarter of 2022 with an effective date of December 31, 2021.

Qualified Persons & QA/QC

The technical information contained in this news release relating to mineral reserve estimates of the Mount Milligan Mine is based on, and fairly represents, information compiled by Gordon Zurowski, P.Eng who is a member of the Professional Engineers Ontario. Mr. Zurowski is independent within the meaning of Canadian Securities Administrator’s NI-43-101, as a full-time employee of AGP Mining Consultants, Inc. and not Centerra. Mr. Zurowski has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity which he is undertaking to qualify as a "Qualified Person" under NI 43-101 Standards of Disclosure for Mineral Projects. Mr. Zurowski has consented to the inclusion in this news release of the mineral reserve estimates based on his compiled information in the form and context in which it appears in this news release.

The technical information contained in this news release relating to the Mount Milligan Mine's mineral resource estimates is based on, and fairly represents, information compiled by Brian Thomas, P.Eng who is a member of the Professional Geoscientists of Ontario. Mr. Thomas is independent within the meaning of NI 43-101, as a full-time employee of WSP Global Inc. and not Centerra. Mr. Thomas has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity which he is undertaking to qualify as a "Qualified Person" under NI 43-101 Standards of Disclosure for Mineral Projects. Mr. Thomas has consented to the inclusion in this news release of the mineral resource estimates based on his compiled information in the form and context in which it appears in this news release.

All mineral reserve and resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101.

Exploration information and related scientific and technical information in this document regarding the Mount Milligan Mine were prepared in accordance with the standards of NI 43-101 and were prepared, reviewed, verified, and compiled by Cheyenne Sica, Member of the Association of Professional Geoscientists Ontario, Exploration Manager at Centerra’s Mount Milligan Mine, who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used. The Mount Milligan Mine’s deposit is described in the 2021 AIF prepared in accordance with NI 43-101, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Caution Regarding Forward-Looking Information

Information contained in this news release which are not statements of historical facts, and the documents incorporated by reference herein, may be “forward-looking information” for the purposes of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward looking information. The words “believe”, “assume”, “expect”, “contemplate”, “plan”, “potential”, “continue”, “estimate”, “may”, “will” and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things, mineral reserve and mineral resource estimates; LOM estimates for the Mount Milligan Mine, including expected gold and copper production and the extension of the mine life, life of mine operating and capital costs,; LOM optimization; TSF raises; resource expansion or growth; assessment of growth projects and any allocation of capital to such projects; future exploration potential; timing and scope of future exploration (brownfields or greenfields); anticipated costs and expenditures and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management; and management’s expectations regarding completing the 2022 Mount Milligan Technical Report. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant political, business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information. For a full list of the risk factors that can affect the Company, see its management’s discussion and analysis for the year ended December 31, 2021 and its most recently filed annual information form available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Market price fluctuations in gold, copper and other metals, as well as increased capital or production costs or reduced recovery rates may render ore reserves containing lower grades of mineralization uneconomic and may ultimately result in a restatement of mineral reserves. The extent to which mineral resources may ultimately be reclassified as proven or probable mineral reserves is dependent upon the demonstration of their profitable recovery. Economic and technological factors which may change over time always influence the evaluation of mineral reserves or mineral resources. Centerra has not adjusted mineral resource figures in consideration of these risks and, therefore, Centerra can give no assurances that any mineral resource estimate will ultimately be reclassified as proven and probable mineral reserves.

Mineral resources are not mineral reserves, and do not have demonstrated economic viability, but do have reasonable prospects for economic extraction. Measured and indicated mineral resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred mineral resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred mineral resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that mineral resources of any category can be upgraded to mineral reserves through continued exploration.

Centerra’s mineral reserve and mineral resource figures are estimates and Centerra can provide no assurances that the indicated levels of gold or copper will be produced or that Centerra will receive the metal prices assumed in determining its mineral reserves. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While Centerra believes that these mineral reserve and mineral resource estimates are well established and the best estimates of Centerra’s management, by their nature mineral reserve and mineral resource estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences which may ultimately prove unreliable. If Centerra’s mineral reserve or mineral reserve estimates for its properties are inaccurate or are reduced in the future, this could have an adverse impact on Centerra’s future cash flows, earnings, results or operations and financial condition.

Centerra estimates the future mine life of its operations. Centerra can give no assurance that mine life estimates will be achieved. Failure to achieve these estimates could have an adverse impact on Centerra’s future cash flows, earnings, results of operations and financial condition.

There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially, from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward looking information. Forward-looking information is as of October 4, 2022. Centerra assumes no obligation to update or revise forward looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.

About Centerra Gold

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. Centerra also owns the Goldfield District Project in Nevada, United States, the Kemess Underground Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. Centerra is based in Toronto, Ontario, Canada.

For more information:
Toby Caron
Treasurer and Director, Investor Relations
(416) 204-1694
toby.caron@centerragold.com

Shae Frosst
Manager, Investor Relations
(416) 204-2159
shae.frosst@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

A PDF accompanying this announcement is available at: http://ml.globenewswire.com/Resource/Download/70d90b52-6135-4081-bd95-0f96d3886866